UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.	18	)*

SEANERGY MARITIME HOLDINGS CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

Y 73760129
(CUSIP Number)

Evan Breibart 11 Poseidonos Avenue Athens 167 77 Greece +30 210 8910 170
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1
(f) or Rule 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D		Page 2 of 9
CUSIP No.	Y 73760129

1.	Names of Reporting Persons
United Capital Investments Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐
	(b)		☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization	Liberia

	7.	Sole Voting Power	2,622,727
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	2,622,727

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person	2,622,727

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	21.9%

14.	Type of Reporting Person (See Instructions)

	CO

Schedule 13D		Page 3 of 9
CUSIP No.	Y 73760129

1.	Names of Reporting Persons
Atrion Shipholding S.A.

2 .	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐
	(b)		☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization	Marshall Islands

	7.	Sole Voting Power	2,522,149
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	2,522,149

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person	2,522,149

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)	21.1%

14.	Type of Reporting Person (See Instructions)

	CO

Schedule 13D		Page 4 of 9
CUSIP No.	Y 73760129

1.	Names of Reporting Persons
Plaza Shipholding Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐
	(b)		☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization	Marshall Islands

	7.	Sole Voting Power	2,526,388
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	2,526,388

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person	2,526,388

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)	21.1%

14.	Type of Reporting Person (See Instructions)

	CO

Schedule 13D		Page 5 of 9
CUSIP No.	Y 73760129

1.	Names of Reporting Persons
Comet Shipholding Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐
	(b)		☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization	Marshall Islands

	7.	Sole Voting Power	2,522,168
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	2,522,168

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person	2,522,168

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)	21.1%

14.	Type of Reporting Person (See Instructions)

	CO

Schedule 13D		Page 6 of 9
CUSIP No.	Y 73760129

INTRODUCTION

This Amendment No. 18 to Schedule 13D ("Amendment No. 18") amends the Amendment No. 17 to Schedule 13D filed on September 24, 2011 ("Amendment No. 17") by the Reporting Persons (as defined in Item 2, below), relating to their beneficial ownership of the Common Stock (as defined in Item 1, below) of Seanergy Maritime Holdings Corp.

On January 31, 2012, United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. (collectively, the "Restis Entities") completed an equity injection plan with the Issuer (as defined in Item 1, below).  Under the equity injection plan, the Restis Entities purchased 4,641,620 common shares (the "Acquired Shares") of the Issuer in exchange for $10 million at a price of $2.15442 per share, which was the average closing price of the Issuer for the five trading days preceding the execution of the share purchase agreement dated as of January 4, 2012 (the "SPA").

ITEM 1.                  Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share ("Common Stock") issued by Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the "Issuer"), whose principal executive offices are located at 1-3 Patriarchou Grigoriou, 166 74 Glyfada, Athens, Greece.

ITEM 2.                  Identity and Background.

(a) – (c), (f) This statement is being filed by each of the persons identified below (collectively the "Reporting Persons"):

Name	Address	Jurisdiction of Incorporation or Place of Citizenship	Principal Business
United Capital Investments Corp.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Evan Breibart	Liberia	Investments
Atrion Shipholding S.A.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Evan Breibart	Marshall Islands	Investments
Comet Shipholding Inc.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Evan Breibart	Marshall Islands	Investments
Plaza Shipholding Corp.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Evan Breibart	Marshall Islands	Investments
Bella Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
Claudia Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
Katia Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
Victor Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
(1) The listed person is a shareholder of each of the corporate Reporting Persons.

Schedule 13D		Page 7 of 9
CUSIP No.	Y 73760129

(d) – (e)  None of the Reporting Persons has during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.                  Source and Amount of Funds or Other Consideration.

Each of the Reporting Persons is reporting the beneficial ownership of an additional 1,160,405 shares of Common Stock.  The shares of Common Stock were issued to the Reporting Persons as part of an equity injection plan pursuant to the terms of the SPA.  No borrowed funds were used to purchase the Acquired Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 4.                  Purpose of Transaction.

On January 31, 2012, the Restis Entities completed an equity injection plan with the Issuer pursuant to the SPA, a copy of which is attached hereto as Exhibit A and the terms of which are incorporated herein by reference.  Under the SPA, the Restis Entities purchased the Acquired Shares in exchange for $10 million at a price of $2.15442 per share, which was the average closing price of the Issuer for the five trading days preceding the execution of the SPA.

The shares acquired by the Reporting Persons are being held for investment purposes.

Except as previously disclosed in the original Schedule 13D filed by the Reporting Persons on May 30, 2008, no Reporting Person has any present plans or proposals which relate to or would result in the occurrence of any of the events described in Item 4 (a) through (j) of Schedule 13D.

ITEM 5.                  Interest in Securities of the Issuer.

(a) – (b)  As of the date hereof, the Reporting Persons' beneficial ownership is as set forth below:

		Voting		Dispositive
Name	Percentage of Shares Beneficially Owned	Sole		Sole

United Capital Investments Corp.	21.9%	2,622,727	0	2,622,727	0
Atrion Shipholding S.A.	21.1%	2,522,149	0	2,522,149	0
Plaza Shipholding Corp.	21.1%	2,526,388	0	2,526,388	0
Comet Shipholding Inc.	21.1%	2,522,168	0	2,522,168	0

(c) This statement reflects a change in the number of shares beneficially owned by each Reporting Person and the percentage of class represented by such ownership due to the completion of an equity injection plan on January 31, 2012 pursuant to the SPA.

In addition, the principal shareholders of United Capital Investments Corp. and Plaza Shipholding Corp. no longer exercise discretionary authority with respect to the Common Stock of the Issuer owned by Argonaut SPC.

Schedule 13D		Page 8 of 9
CUSIP No.	Y 73760129

(d) N/A

(e) N/A

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to a registration rights agreement dated as of January 4, 2012 among the Issuer and the Restis Entities, the Issuer is obligated to file a registration statement with the U.S. Securities and Exchange Commission no later than 120 days following the closing date of January 31, 2012 to register the resale of the Acquired Shares.

ITEM 7.                  Materials to be Filed as Exhibits.

Exhibit A
Share Purchase Agreement dated January 4, 2012.

Joint Filing Agreement dated October 5, 2010 among United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding Inc.*

* - Previously filed as an Exhibit to Amendment No. 15 to Schedule 13D filed on October 8, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    March 8, 2012

UNITED CAPITAL INVESTMENTS CORP.

By:   /s/ Victor Restis
Name:       Victor Restis
Title:          President

ATRION SHIPHOLDING S.A.

By:   /s/ Bella Restis
Name:        Bella Restis
Title:          President

PLAZA SHIPHOLDING CORP.

By:  /s/ Katia Restis
Name:        Katia Restis
Title:          President

COMET SHIPHOLDING INC.

By:  /s/ Claudia Restis
Name:        Claudia Restis
Title:          President